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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

REFAC OPTICAL GROUP
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
758960108
(CUSIP Number)
Bradley R. Goldman, Esq.
Palisade Capital Management, L.L.C.
One Bridge Plaza
Suite 695
Fort Lee, New Jersey 07024
(201) 585-5433

With a copy to:
Fred B. Green, Esq.
Forrest O. Dillon, Esq.
Bodman LLP
6th Floor at Ford Field
1901 St. Antoine Street
Detroit, Michigan 48226
(313) 259-7777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	758960108

1	NAMES OF REPORTING PERSONS: Palisade Capital Management, L.L.C.*

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
22-3330049

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New Jersey

	7	SOLE VOTING POWER:

NUMBER OF		15,803,315

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,803,315

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,803,315

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

89.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA
* Palisade Capital Management, L.L.C. (“Palisade”), a New Jersey limited liability company, is an SEC registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the investment manager of Palisade Concentrated Equity Partnership, L.P., a Delaware limited partnership (“PCEP”), the direct owner of 15,803,315 shares of common stock of Refac Optical Group, a Delaware corporation (the “Issuer”) with absolute discretion over PCEP’s investment strategy and objectives. Palisade Concentrated Holdings, LLC, a Delaware limited liability company (“PCH”), serves as the General Partner of PCEP. PCH may at any time either alone or in collaboration with Palisade take over the making, varying or disposal of PCEP’s investments. Dennison T. Veru is the managing member of Palisade. Steven E. Berman is the designated managing member of PCH.

CUSIP No.	758960108

1	NAMES OF REPORTING PERSONS: Palisade Concentrated Equity Partnership, L.P.*

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
22-3699993

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		15,803,315

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,803,315

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,803,315

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

89.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Palisade is an SEC registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the investment manager of PCEP, the direct owner of 15,803,315 shares of common stock of the Issuer, with absolute discretion over PCEP’s investment strategy and objectives. PCH serves as the General Partner of PCEP. PCH may at any time either alone or in collaboration with Palisade take over the making, varying or disposal of PCEP’s investments. Dennison T. Veru is the managing member of Palisade. Steven E. Berman is the designated managing member of PCH.

CUSIP No.	758960108

1	NAMES OF REPORTING PERSONS: Palisade Concentrated Holdings, L.L.C.*

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
No. 22-3699991

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		15,803,315

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,803,315

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,803,315

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

89.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Palisade is an SEC registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the investment manager of PCEP, the direct owner of 15,803,315 shares of common stock of the Issuer, with absolute discretion over PCEP’s investment strategy and objectives. PCH serves as the General Partner of PCEP. PCH may at any time either alone or in collaboration with Palisade take over the making, varying or disposal of PCEP’s investments. Dennison T. Veru is the managing member of Palisade. Steven E. Berman is the designated managing member of PCH.

CUSIP No.	758960108

1	NAMES OF REPORTING PERSONS: Dennison T. Veru*

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		15,803,315

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,803,315

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,803,315

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

89.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Palisade is an SEC registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the investment manager of PCEP, the direct owner of 15,803,315 shares of common stock of the Issuer, with absolute discretion over PCEP's investment strategy and objectives. PCH serves as the General Partner of PCEP. PCH may at any time either alone or in collaboration with Palisade take over the making, varying or disposal of PCEP's investments. Dennison T. Veru is the managing member of Palisade. Steven E. Berman is the designated managing member of PCH.

CUSIP No.	758960108

1	NAMES OF REPORTING PERSONS: Steven E. Berman*

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		1,580

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,803,315

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,580

WITH	10	SHARED DISPOSITIVE POWER:

		15,803,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,804,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	89.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* Palisade is an SEC registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the investment manager of PCEP, the direct owner of 15,803,315 shares of common stock of the Issuer, with absolute discretion over PCEP’s investment strategy and objectives. PCH serves as the General Partner of PCEP. PCH may at any time either alone or in collaboration with Palisade take over the making, varying or disposal of PCEP’s investments. Dennison T. Veru is the managing member of Palisade. Steven E. Berman is the designated managing member of PCH.

CUSIP No.	758960108

1	NAMES OF REPORTING PERSONS: Dean J. Yimoyines

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		103,436

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		264,955*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		103,436

WITH	10	SHARED DISPOSITIVE POWER:

264,955*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

368,391 (includes options to acquire 94,940 shares)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* These shares are held by Dean Yimoyines’ spouse, Linda Yimoyines.

CUSIP No.	758960108

1	NAMES OF REPORTING PERSONS: Linda Yimoyines

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		264,955

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		103,436*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		264,955

WITH	10	SHARED DISPOSITIVE POWER:

103,436*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

368,391 (includes options to acquire 94,940 shares)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*These shares are held by Linda Yimoyines’ spouse, Dean Yimoyines.

CUSIP No.	758960108

1	NAMES OF REPORTING PERSONS: William A. Schwartz, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		417,547

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		417,547

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

417,547 (includes option to acquire 62,115 shares and warrants to acquire 161,560 shares)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1.   Security and Issuer
This Amendment No. 11 of Palisade Capital Management, L.L.C. (“Palisade”), Palisade Concentrated Equity Partnership, L.P. (“PCEP”), Palisade Concentrated Holdings, L.L.C. (“PCH”), Dennison T. Veru (“Veru”), Steven E. Berman (“Berman”), Dean J. Yimoyines (“D. Yimoyines”), Linda Yimoyines (“L. Yimoyines”) and William A. Schwartz, Jr. (“Schwartz”), amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D filed with the Securities and Exchange Commission on April 12, 2002 and amended by Amendment No. 1 filed on April 23, 2002, Amendment No. 2 filed on April 29, 2002, Amendment No. 3 filed on October 25, 2002, Amendment No. 4 filed on March 3, 2003, Amendment No. 5 filed on April 14, 2003, Amendment No. 6 filed on May 20, 2003, Amendment No. 7 filed on May 30, 2003, Amendment No. 8 filed on February 12, 2004, Amendment No. 9 filed on September 2, 2005, and Amendment No. 10 filed on March 15, 2006 (together, the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Refac Optical Group, a Delaware corporation, whose address is 5 Harmon Drive, Blackwood, New Jersey 08012 (the “Issuer”). Except as discussed herein, there has been no change in the information previously reported on Schedule 13D.
Item 2.   Identify and Background
Item 2 is hereby restated in its entirety.
(1)	Palisade Capital Management, L.L.C. (“Palisade”)
(a)	Name: Palisade Capital Management, L.L.C.

(b)	Residence or Business Address: One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024

(c)	Principal Business: Investment Adviser

(d)	Criminal Convictions: None

(e)	Civil Proceedings: None

(f)	Place of Organization: New Jersey
(2)	Palisade Concentrated Equity Partnership, L.P. (“PCEP”)
(a)	Name: Palisade Concentrated Equity Partnership, L.P.

(b)	Residence or Business Address: One Bridge Plaza, Suite 695, Fort Lee,

New Jersey 07024

(c)	Principal Business: Investment Limited Partnership

(d)	Criminal Convictions: None

(e)	Civil Proceedings: None

(f)	Place of Organization: Delaware
(3)	Palisade Concentrated Holdings, L.L.C. (“PCH”)
(a)	Name: Palisade Concentrated Holdings, L.L.C.

(b)	Residence or Business Address: One Bridge Plaza, Suite 695, Fort Lee,

New Jersey 07024

(c)	Principal Business: General Partner of PCEP

(d)	Criminal Convictions; None

(e)	Civil Proceedings: None

(f)	Place of Organization: Delaware
(4)	Dennison T. Veru
(a)	Name: Dennison T. Veru

(b)	Residence or Business Address: c/o Palisade Capital Management, L.L.C.,

One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024

(c)	Principal Business: Managing Member, Palisade

(d)	Criminal Convictions: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States
(5)	Steven E. Berman
(a)	Name: Steven E. Berman

(b)	Residence or Business Address: c/o Palisade Capital Management, L.L.C., One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024

(c)	Principal Business: Vice Chairman, Palisade; Designated Managing Member, PCH

(d)	Criminal Convictions: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States
(6)	Dean J. Yimoyines
(a)	Name: Dean J. Yimoyines

(b)	Residence or Business Address: c/o OptiCare Health Systems, Inc.,

87 Grandview Avenue, Waterbury, Connecticut 06708

(c)	Principal Business: President and Chief Executive Officer, Opticare, P.C.;President OptiCare Health Systems, Inc.

(d)	Criminal Convictions: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States
(7)	Linda Yimoyines
(a)	Name: Linda Yimoyines

(b)	Residence or Business Address: P.O. Box 809, Middlebury, Connecticut 06862

(c)	Principal Business: Vice President of AECC Pearlman Buying Group, LLC

(d)	Criminal Convictions: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States
(8)	William A. Schwartz, Jr.
(a)	Name: William A. Schwartz, Jr.

(b)	Residence or Business Address: c/o U.S. Vision, Inc., 1 Harmon Drive,

Glen Oaks Industrial Park, Glendora, New Jersey 08209

(c)	Principal Business: Chief Executive Officer and President of U.S. Vision, Inc.

(d)	Criminal Convictions: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States
Item 3.   Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by adding the following language at the end thereof:
     Pursuant to the Agreement and Plan of Merger, dated August 22, 2005, as amended, by and among Issuer, OptiCare Merger Sub, Inc. and OptiCare Health Systems, Inc. (“OptiCare”) on March 6, 2006, (i) 180,000 shares of OptiCare common stock held by D. Yimoyines were converted into 8,496 shares of Common Stock, (ii) options to acquire 2,011,450 shares of OptiCare common stock held by D. Yimoyines were converted into options to acquire 94,940 shares of Common Stock and (iii) 6,510,391 shares of OptiCare common stock held by L. Yimoyines were converted into 264,955 shares of Common Stock. In addition, pursuant to the Agreement and Plan of Merger, dated August 22, 2005, as amended, by and among Issuer, USV Merger Sub, Inc. and U.S. Vision, Inc. (“U.S. Vision”), on March 6, 2006, (i) 568,177 shares of U.S. Vision common stock held by Schwartz were converted into 193,872 shares of Common Stock, and (ii) options and warrants to acquire 540,147 shares of U.S. Vision common stock held by Schwartz were converted into options and warrants to acquire 223,675 shares of Common Stock.
Item 4.   Purpose of Transaction
Item 4 is amended to add the following paragraphs:
     PCEP, Berman, D. Yimoyines, L. Yimoyines and Schwartz (collectively, the “Participants”), have agreed to contribute 16,272,218 shares of the Common Stock held by them to ROG Acquisition, Inc. (“Parent”), a Delaware corporation formed and controlled by the Participants for the purpose of holding the Participants’ current shares of the Issuer and merging with the Issuer. In return for the contribution of their shares of Common Stock to Parent (which as of February 23, 2007 and pro forma for the contribution of shares of Common Stock thereto immediately prior to a contemplated merger of Parent with and into Issuer, collectively represents 91.7% of the Issuer’s issued and outstanding shares of Common Stock), the Participants will receive shares of Parent pursuant to a written agreement executed on February 23, 2007 (the “Contribution Agreement”). The Contribution Agreement is attached hereto as Exhibit 2, and any description thereof is qualified in its entirety by reference thereto. The contribution of shares will be made in connection with a merger pursuant to which (i) Parent will be merged with and into the Issuer, and each share of the Common Stock (other than shares held by each of Parent, the Issuer, and any public stockholders who have properly perfected their statutory appraisal rights under the Delaware General Corporate Law (“DGCL”)) will be converted into the right to receive $6.00 in cash and (ii) each share of Parent’s capital stock issued and outstanding immediately prior to the merger will be converted into one share of the Common Stock of the Issuer (the “Proposed Transaction”). Options and warrants which are currently outstanding will either be cancelled immediately following the effective date of the merger (assuming the holder of the option or warrant agrees to a cancellation of such option or warrant) or will remain outstanding after the merger pursuant to their terms. Consummation of the Proposed Transaction will result in the Participants owning all of the outstanding equity interests of the Issuer (except for such holders of options and warrants who do not cancel such options or warrants).
     Prior to the Merger, the Participants will contribute their Common Stock to Parent. After the completion of the applicable regulatory review of reporting persons' filings, Parent will execute and file a Certificate of Ownership and Merger (the “Certificate”) with the Secretary of State of Delaware pursuant to which Parent will be merged with and into the Issuer, and each share of the Common Stock (other than shares held by each of Parent, the Issuer, and any public stockholders who have properly perfected their statutory appraisal rights under the DGCL) will be converted into the right to receive $6.00 in cash. The form of the Certificate is attached hereto as Exhibit 3, and any description thereof is qualified in its entirety by reference thereto. Under the DGCL, because Parent will hold over 90% of the Common Stock, Parent will have the power to execute and file the Certificate and effect the transactions contemplated thereby without a vote of the Issuer’s board of directors or its stockholders.
     The Proposed Transaction, if consummated, contemplates that the Issuer will be the surviving corporation and that the Participants will own all of the outstanding equity interests of the Issuer (except those interests represented by such holders of options and warrants who do not agree to the cancellation of such options or warrants). The Participants intend to cause the Issuer to terminate the registration of the Common Stock under Sections 12(g) and 15(d) of the Act, which will result in the suspension of Issuer’s duty to file reports with the Securities and Exchange Commission pursuant to the Act. In addition, the Participants intend to cause the shares of the Common Stock of the Issuer to cease to be listed on the American Stock Exchange. Except as set forth herein, the business and operations of Issuer will be conducted by Issuer substantially as they are currently being conducted. The reporting persons intend to continue to evaluate the business and operations of Issuer with a view to maximizing Issuer’s potential, and will take such actions as they deem appropriate under the circumstances and market conditions then existing.
     The reporting persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Issuer’s businesses. The reporting persons will review management needs and may make material changes in the composition of Issuer’s current management and anticipates reducing the size of Issuer’s board of directors.
     Except as otherwise described in this Section 13D, Issuer has not, and the reporting persons have not, as of the date of this Schedule 13D, approved any specific plans or proposals for:
•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries after the completion of the Proposed Transaction;

•	a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries after the completion of the Proposed Transaction;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in Issuer’s corporate structure;

•	changes in Issuer’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Issuer; or

•	any action similar to any enumerated above.
Item 5.   Interest in Securities of the Issuer
     Palisade, PCH and PCEP
     As of February 23, 2007, PCEP directly owns 15,803,315 shares of the Issuer’s Common Stock. Palisade serves as the investment manager to PCEP with absolute discretionary authority to vote and dispose of the Common Stock. PCH serves as PCEP’s General Partner. PCH may at any time, either alone or in collaboration with Palisade take over the making, varying, or disposal of PCEP’s investments. Dennison T. Veru is the Managing Member of Palisade. Steven E. Berman is the Designated Managing Member of PCH. Accordingly, Palisade, PCEP, PCH, Veru and Berman may be deemed beneficial owners of such 15,803,315 shares. The 15,803,315 shares of Common Stock represent approximately 89.0% of the outstanding shares of Common Stock.
     Steven E. Berman
     Berman directly owns 1,580 shares of the Issuer’s Common Stock. He has the sole voting and dispositive power over his 1,580 shares of Common Stock. The 1,580 shares of Common Stock represent approximately .01% of the outstanding shares.
     Dean J. Yimoyines
     D. Yimoyines currently owns 8,496 shares of Common Stock and options to acquire an additional 94,940 shares of Common Stock together equaling approximately 0.6% of the outstanding shares of Common Stock. D. Yimoyines has sole voting and dispositive authority over his 103,436 shares of Common Stock. D. Yimoyines and L. Yimoyines are married; accordingly, D. Yimoyines may be deemed to share voting and dispositive authority of her 264,955 shares of Common Stock.
     Linda Yimoyines
     L. Yimoyines currently owns 264,955 shares of Common Stock which represent approximately 1.5% of the outstanding shares of Common Stock. L. Yimoyines has sole voting and dispositive authority over her 264,955 shares of Common Stock. L. Yimoyines and D. Yimoyines are married; accordingly, L. Yimoyines may be deemed to have voting and dispositive authority over his 8,496 shares of Common Stock and his options to acquire an additional 94,940 shares of Common Stock.

     William A. Schwartz, Jr.
     Schwartz currently owns 193,872 shares of Common Stock and options and warrants to acquire 62,115 and 161,560 shares of Common Stock, respectively, together equaling approximately 2.3% of the outstanding shares of Common Stock. Schwartz has sole voting and dispositive authority over his 417,547 shares of Common Stock.
     Reporting Persons
     On a combined basis, the reporting persons beneficially own 16,590,833 or 91.7% of the outstanding shares of Common Stock.
     No reporting person has traded shares of the Issuer’s Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is amended to add the following paragraphs:
     As of February 23, 2007, PCEP directly owns 15,803,315 shares of the Issuer’s Common Stock. Palisade serves as the investment manager to PCEP with absolute discretionary authority to vote and dispose of the Common Stock. PCH serves as PCEP’s General Partner. PCH may at any time, either alone or in collaboration with Palisade take over the making, varying, or disposal of PCEP’s investments. Dennison T. Veru is the Managing Member of Palisade. Steven E. Berman is the Designated Managing Member of PCH. Accordingly, Palisade, PCEP, PCH, Veru and Berman may be deemed beneficial owners of such 15,803,315 shares. The 15,803,315 shares of Common Stock represent approximately 89.0% of the outstanding shares.
     As described in Item 4, the Participants have agreed to contribute shares of the Common Stock to Parent in return for an ownership interest in Parent pursuant to the Contribution Agreement. Further, as described in Item 4, Parent will execute and file the Certificate pursuant to which Parent will be merged with and into the Issuer, and each share of the Common Stock (other than shares held by each Parent, the Issuer, and any public stockholders who have properly perfected their statutory appraisal rights under the DGCL) will be converted into the right to receive $6.00 in cash.
Item 7.   Material to be Filed as Exhibits
Exhibit 1: Joint Filing Agreement
Exhibit 2: Stock Contribution Agreement
Exhibit 3: Form of Certificate of Ownership and Merger
THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

Signatures
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
PALISADE CONCENTRATED EQUITY PARTNERSHIP, L.P.

By:	Palisade Concentrated Holdings, L.L.C., its general partner

By:	/s/ Steven E. Berman

Name: Steven E. Berman
Title: Designated Managing Member

PALISADE CONCENTRATED HOLDINGS, L.L.C.

By:	/s/ Steven E. Berman

Name: Steven E. Berman
Title: Designated Managing Member

PALISADE CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Dennison T. Veru

Name: Dennison T. Veru
Title: Managing Member

/s/ Steven E. Berman

Name: Steven E. Berman

/s/ Dennison T. Veru

Name: Dennison T. Veru
(Continued on next page)

/s/ Dean J. Yimoyines

Name:	Dean J. Yimoyines

/s/ Linda Yimoyines

Name:	Linda Yimoyines

/s/ William A. Schwartz, Jr.

Name:	William A. Schwartz, Jr.
Date: February 23, 2007